Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

UpHealth Appoints Jay Jennings as its CAO

Delray Beach, FL; San Francisco, CA; St. Louis, MO —(BUSINESS WIRE)—March 24, 2021, —UpHealth Holdings, Inc. (“UpHealth”), an integrated global platform serving four large digital health markets, today announced the appointment of Jay Jennings as its new Chief Accounting Officer (“CAO”). Mr. Jennings will join UpHealth’s senior leadership team and lead the company’s accounting functions as it transitions to a public company as a result of its announced business combination with GigCapital2, Inc. (“GigCapital2”) (NYSE: GIX).

Mr. Jennings, CPA, is a seasoned accounting executive, who served as an Audit Manager at Ernst & Young and Corporate Controller for publicly-traded MetaCreations Corporation and, for more than 17 years, served as the Principal Accounting Officer for publicly-traded eHealth, Inc., a leading health insurance marketplace with a technology and service platform that provides consumer engagement, education and health insurance enrollment solutions.

In his role at eHealth, Mr. Jennings built a global finance team from five to 100 employees. He was responsible for accounting operations, revenue operations, SEC reporting, technical accounting, financial planning and analysis, business analytics, income taxes, treasury and corporate insurance/risk management programs. Mr. Jennings also managed system implementations focused on driving automation, improved analytics and cost-savings.

“Jay has more than 30 years of hands-on senior financial leadership in public and private technology and healthcare companies” said Martin Beck, Chief Financial Officer, UpHealth Holdings, Inc. “His experience of growing eHealth from a VC-backed startup though an IPO, while supporting multiple acquisitions, will be instrumental in helping us continue to build UpHealth.”

“UpHealth is one of the only profitable, global, digital health companies serving the enterprise healthcare marketplace” Mr. Jennings said. “I look forward to using my expertise to help the company complete its upcoming SPAC business combination and lead the accounting functions as it transitions to a public company. I see the strength of the UpHealth model, which is focused on digitally empowering local, national and global healthcare and helping transform the existing continuum of care.”

About the Transaction:

In November 2020, UpHealth and GigCapital2, a special-purpose acquisition company (“SPAC,” also known as a blank-check company), announced they had entered into a definitive agreement for a business combination. Upon closing of the business combination, the combined operating company will be named UpHealth and will be listed on the New York Stock Exchange under the ticker symbol “UPH”. On January 21st, 2021, GigCapital2 announced that it had secured $285 million from institutional investors in connection with its business combination with UpHealth. On February 8th, 2021, GigCapital2 filed a Form S-4 with the SEC in regards to the proposed combination, and on March 22nd, 2021, filed a response to SEC comments.

About UpHealth Holdings, Inc.:

UpHealth is a global, comprehensive, digital health technology and tech-enabled services platform that empowers providers, health systems and payors globally to manage care for people with complex medical, behavioral and social needs, while dramatically improving access to primary care.

For more information, please visit https://uphealthinc.com and follow us at @UphealthInc on Twitter, UpHealth Inc on LinkedIn and @uphealthinc on Instagram.

About GigCapital Global and GigCapital2, Inc.

GigCapital Global (www.gigcapitalglobal.com) is a Private-to-Public Equity (PPE)™ investment group, sponsoring and operating SPACs. Founded in 2017 by Dr. Avi Katz, the GigCapital Group and its sponsored SPACs are led by an affiliated team of technology industry experts, deploying a unique Mentor-Investors™ methodology to partner with exceptional privately-held and U.S. and non-U.S. public technology companies led by dedicated, innovative entrepreneurs. The GigCapital Group companies offer financial, operational and executive mentoring to U.S. and global private companies and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of the GigCapital Group with these companies continues through an organic and roll-up strategy growth post the transition to a public company. For more information, visit www.gigcapitalglobal.com.

GigCapital2, Inc. (NYSE: GIX, GIX.U, GIX.RT, and GIX.WS) (www.gigcapital2.com), GigCapital3, Inc. (NYSE: GIK, GIK.U and GIK.WS) (www.gigcapital3.com) and GigCapital4, Inc. (Nasdaq: GIG, GIGGU and GIGGW), are part of the GigCapital Group portfolio of PPE companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of GigCapital2, UpHealth and/or Cloudbreak in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on UpHealth, Cloudbreak and GigCapital2 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting UpHealth, Cloudbreak or GigCapital2 will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital2 stockholders will approve the business combinations, regulatory approvals, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance, and that UpHealth will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital2’s filings with the SEC, and in GigCapital2’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital2, UpHealth and/or Cloudbreak as of the date hereof, and GigCapital2, UpHealth and/or Cloudbreak assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions is described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2, UpHealth and Cloudbreak that GigCapital2 has filed with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

MEDIA CONTACT:

Sean Leous, sean.leous@westwicke.com, 646 866 4012

Additional Information and Where to Find It

GigCapital2 filed a registration statement on Form S-4 (File No. 333-252824), which includes a prospectus with respect to UpHealth’s and Cloudbreak’s securities to be issued in connection with the business combinations and a proxy statement with respect to GigCapital2’s stockholder meeting to vote on the business combination (as amended, the “GigCapital2 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). UpHealth, Cloudbreak and GigCapital2 urge investors and other interested persons to read the GigCapital2 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital2 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl2 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.